Cherry Hill Mortgage Investment Corporation
1451 Route 34, Suite 303
Farmingdale, NJ 07727

August 22, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ronald (Ron) E. Alper

Re:	Cherry Hill Mortgage Investment Corporation
Registration Statement on Form S-3
File No. 333-281317

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 p.m. Eastern time on Monday, August 26, 2024, or as soon thereafter as is practicable.

Kindly notify the Company of the Registration Statement’s effectiveness through, and direct any questions to, the Company’s counsel, David Freed of Mayer Brown LLP at dfreed@mayerbrown.com or at 212-506-2498.

Very truly yours,

CHERRY HILL MORTGAGE INVESTMENT CORPORATION

By:	/s/ Michael Hutchby
Name: Michael Hutchby
Title: Chief Financial Officer, Treasurer and Secretary

cc:          David Freed, Esq.